Exhibit 4.7
DESCRIPTION OF THE REGISTRANT'S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2024, W.W. Grainger, Inc. has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (Exchange Act), being its common shares.

Description of Common Stock

The following description of our common stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Restated Articles of Incorporation (Articles of Incorporation) and our By-Laws (By-Laws), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.7 is a part. We encourage you to read our Articles of Incorporation, our By-Laws and the applicable provisions of the Illinois Business Corporation Act of 1983, as amended (IBCA) for additional information.

Authorized Capital Shares

Our authorized shares of stock consist of 300,000,000 shares of common stock, $0.50 par value per share (Common Stock), and 12,000,000 shares of preferred stock, $5.00 par value per share (Preferred Stock). Each outstanding share of Common Stock is fully paid and nonassessable. As of December 31, 2024, 48,332,870 shares, and as of February 14, 2025, 48,216,708 shares of Common Stock were issued and outstanding. As of December 31, 2024, and as of February 14, 2025 no shares of Preferred Stock were issued and outstanding.

Voting Rights

As required under Illinois law, majority voting and cumulative voting apply to all elections of Grainger’s Board of Directors. Under cumulative voting, stockholders have the right to cumulate their votes in the election of Directors, meaning stockholders have a number of votes in the election equal to the number of shares owned multiplied by the number of Directors being elected. Each stockholder is entitled to one vote for each share of Common Stock held on all other matters submitted to a vote of stockholders.

Dividend Rights

Subject to preferences that may apply to shares of Preferred Stock outstanding at the time, the holders of our Common Stock are entitled to receive dividends when and as declared by the Board of Directors in accordance with Illinois law.

Liquidation Rights

Upon the occurrence of a liquidation, dissolution or winding-up, the holders of our Common Stock would be entitled to share ratably in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities and the payment of the liquidation preference of any outstanding Preferred Stock.

Certain Anti-Takeover Effects

Grainger is subject to the provisions of Section 11.75 of the IBCA. Section 11.75 prohibits a publicly held Illinois corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to specified exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock.

Other Rights and Preferences

Our Common Stock is not entitled to preemptive rights and is not subject to conversion or redemption.

Exchange Listing

Our Common Stock is traded on the New York Stock Exchange under the trading symbol "GWW."

Transfer Agent

The transfer agent and registrar for Grainger’s Common Stock is Computershare Trust Company, N.A., 150 Royall Street, Suite 101, Canton, Massachusetts, 02021.